Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2021

May 20, 2021

Hamilton, Bermuda, May 20, 2021 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of Capesize vessels, today announced its results for the quarter ended March 31, 2021.

Highlights

◾
Net income of $23.6 million and earnings per share of $0.14 for the first quarter of 2021, the best first quarter result in the history of the Company, compared with net income of $25.4 million and earnings per share of $0.18 for the fourth quarter of 2020.

◾	Adjusted EBITDA[1] of $54.6 million for the first quarter of 2021, compared with $59.3 million for the fourth quarter of 2020.
◾
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $16,611 per day and $14,777 per day, respectively, in the first quarter of 2021. Reported TCE rate for the whole fleet of $15,886 per day.

◾
Entered into a Heads of Agreement with affiliates of Hemen Holding Ltd (“Hemen”), a related party, to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million.

◾
Successfully completed a $338.0 million private placement at NOK 53.00 per share (approximately $6.24 per share based on the prevailing exchange rate at the time), to part finance the above-referenced vessel acquisition.

◾	Completed subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million).
◾
Capitalised on the spot market strength and converted from a floating to a fixed rate until second quarter of 2022 in the time charters relating to three Capesize vessels: Golden Fulham at $28,500, Golden Incus at $32,250 and Golden Bexley at $31,000.

◾	Took delivery of three Capesize vessels and five Panamax vessels as of the date of this report.
◾	Estimated TCE rates for the second quarter of 2021, inclusive of charter coverage and calculated on a load-to-discharge basis, are:
•	approximately $29,000 per day contracted for 64% of the available days for Capesize vessels;
•	approximately $18,800 per day contracted for 84% of the available days for Panamax vessels

We expect the spot TCEs for the full second quarter of 2021 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the second quarter of 2021 as well as fluctuations in freight rates.

◾	Published our third annual ESG report for 2020, which can be found on the Company’s website.
◾	Announces a cash dividend of $0.25 per share for the first quarter of 2021.

Ulrik Andersen, Chief Executive Officer, commented:

“As pleased as we are to have generated the best first quarter result in the history of the Company, we are more excited for what lies ahead. The combination of counter-seasonal strength and the volatility in rates is indicative of a tightening market balance, and we have grown increasingly optimistic about the potential for a prolonged period of higher rates. Golden Ocean is well-positioned for this market, particularly following our recent acquisition of 18 vessels, including three newbuildings. Our focus on larger vessel classes and specialized trades, that have the greatest leverage to improving markets and our ability to maintain extremely competitive cash breakeven levels will result in significant cash flow generation. Golden Ocean has historically returned value created to its shareholders, and the resumption of our dividend payment is a strong reflection of our expectation that the market will remain strong for the foreseeable future."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 84 vessels, with an aggregate capacity of approximately 11.7 million dwt. The Company's fleet consists of:

a.	73 vessels owned by the Company (41 Capesize, 30 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Two 104,550 dwt ice-class vessels chartered in; and
d.	One Ultramax vessel chartered in.

In February 2021, the Company entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million (the "Vessel Acquisitions") from affiliates of Hemen Holding Ltd., the Company's largest shareholder ("Hemen"). The Vessel Acquisitions will be financed by newly issued equity capital of $338 million as well as a $414 million debt facility provided by affiliates of Hemen. As of the date of this report, the three Capesize vessels (Golden Courage, Golden Skies and Golden Spirit) and five Panamax vessels (Golden Fast, Golden Forward, Golden Friend, Golden Fellow and Golden Freeze) have been delivered.

One Panamax and one Capesize newbuildings acquired as part of the Vessel Acquisitions are expected to be delivered by the end of the second quarter of 2021.

In December 2020, the Company entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for $9.6 million. The vessel was delivered to her new owner in March 2021. The net cash flow from the transaction amounted to approximately $4.1 million, of which $1.4 million was received in 2020. A balance of $2.7 million, net of repayment of debt, was received during the first quarter of 2021.

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The Company recorded an impairment loss of $4.2 million related to the sale of the vessel in the first quarter of 2021. Debt relating to the vessel of $5.2 million was repaid in the first quarter of 2021. The vessel was delivered to her new owners and final payment received in April 2021.

The Company's estimated TCE rates for the second quarter of 2021 are $29,000 per day for 64% of available days for Capesize vessels and $18,800 per day for 84% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the second quarter of 2021. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Corporate Development
In February 2021, the Company completed a private placement in Norway, raising gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per share (the "Private Placement"). Hemen subscribed for 27,103,773 new shares, representing approximately $169 million worth of shares. Following the Private Placement, the Company has 198,480,244 issued common shares each having a par value of $0.05.

In February 2021, the Company repaid the outstanding balance of $50.0 million on the revolving credit facility under its $304.0 million loan facility. The $50 million balance is available for draw down by the Company.

As part of Vessel Acquisitions, on March 24, 2021 the Company entered into memorandums of agreements ("MOAs") for the 15 vessels to be acquired. Pursuant to the MOAs, a deposit of $63.8 million, or 10% of the purchase price, was paid. In addition, the Company signed share purchase agreements to acquire all of the outstanding shares of the single purpose companies owning the three newbuilding contracts acquired as part of the Vessel Acquisitions. The total consideration transferred in connection with these share purchase agreements was $44.2 million, which represents the agreed purchase price less remaining capital expenditure commitments relating to the newbuilding contracts.

On March 24, 2021, the Company entered into a $413.6 million loan agreement with Sterna Finance, an affiliate of Hemen, to finance the debt portion of the Vessel Acquisitions. The loan had not yet been drawn as of March 31, 2021.

In April 2021, the Company completed a subsequent share offering following the Private Placement, issuing 2,710,377 new shares at NOK 53.00 per share, for gross proceeds of NOK 143.6 million (or approximately $16.9 million).

The Company announces today a cash dividend for the first quarter of 2021 of $0.25 per share. The record date for the dividend will be June 3, 2021. The ex-dividend date is expected to be June 2, 2021 and the dividend is payable on or about June 10, 2021.

First Quarter 2021 Results

First quarter 2021 income statements

The Company reported net income of $23.6 million and a profit per share of $0.14 for the first quarter of 2021, compared with net income of $25.4 million and earnings per share of $0.18 for the fourth quarter of 2020.

Adjusted EBITDA was $54.6 million for the first quarter of 2021, a decrease of $4.7 million from $59.3 million for the fourth quarter of 2020.

Operating revenues were $158.1 million in the first quarter of 2021, a decrease of $10.6 million from $168.7 million in the fourth quarter of 2020. Operating revenues were negatively impacted by an increase in the number of drydockings compared to the fourth quarter of 2020; six vessels were in drydock during the first quarter of 2021 compared to three vessels in drydock during the fourth quarter of 2020. In the first quarter of 2021, total off-hire days were 280 compared to 213 total off-hire days in the fourth quarter of 2020. Voyage expenses decreased by $3.7 million to $39.2 million compared with $42.9 million in the fourth quarter of 2020 primarily due to decreased bunker consumption as a result of increased drydocking activity.

Other operating income under the Company's revenue sharing agreements was $0.6 million in the first quarter of 2021, an increase in income of $1.3 million from expense of $0.7 million in the fourth quarter of 2020. The increase was due to a net gain under the Company's revenue sharing agreements with Capesize Chartering Ltd, a related party.

The Company achieved an average TCE rate for the fleet of $15,886 per day in the first quarter of 2021 compared with $15,893 per day in the fourth quarter of 2020.

Ship operating expenses amounted to $48.6 million in the first quarter of 2021 compared with $47.6 million in the fourth quarter of 2020. In the first quarter of 2021, ship operating expenses included $38.3 million in running and other sundry expenses (compared to $40.0 million of running expenses in the fourth quarter of 2020), $5.3 million in drydocking expenses ($2.9 million in the fourth quarter of 2020), $5.0 million in estimated ship operating expenses on time charter-in contracts ($4.7 million in the fourth quarter of 2020). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The quarterly decrease in running expenses in the first quarter of 2021 was primarily due to decreased costs for spares and insurance.

Charter hire expenses were $13.9 million in the first quarter of 2021 compared with $17.1 million in the fourth quarter of 2020. The decrease in charter hire expenses was mainly due to a reduction in short term trading activity.

Administrative expenses increased to $4.1 million in the first quarter of 2021 compared with $4.0 million in the fourth quarter of 2020, primarily due to higher legal fees. Depreciation was $26.8 million in the first quarter of 2021, a decrease of $0.8 million compared to $27.6 million in the fourth quarter of 2020, mainly as a result of lower depreciation for Golden Shea and Golden Saguenay. In the first quarter of 2021, the Company recorded a $4.2 million impairment loss related to the agreement to sell the Golden Saguenay.

Net interest expense was $8.7 million in the first quarter of 2021, compared with $9.4 million in the fourth quarter of 2020. The decrease was primarily driven by lower amortization of deferred charges in the first quarter of 2021.

In the first quarter of 2021, the Company recorded a $9.0 million net gain on derivatives mainly relating to gain on the Company's USD interest rate swaps.

The Company recorded a gain from associated companies of $0.7 million in the first quarter of 2021, mainly related to gain of $0.6 million from its investments in SwissMarine Pte. Ltd. ("SwissMarine"). In the first quarter of 2021, the Company recorded an unrealized mark to market gain of $0.9 million on shares in Eneti Inc. (NYSE:Neti). Eneti Inc. was formerly named Scorpio Bulkers Inc.

First quarter 2021 cash flow statements

Total cash, cash equivalents and restricted cash were $328.5 million as of March 31, 2021, which represented an increase of $153.4 million compared with the quarter ended December 31, 2020. Cash provided by operating activities amounted to $6.6 million, which included a decrease in working capital of $35.3 million. The decrease was mostly related to an $18.8 million bank deposit paid for Golden Fast in connection with her delivery from the shipyard in early April.

Total net cash used in investing activities was $99.4 million and included proceeds received from the sale of Golden Shea of $9.5 million, offset by payments totaling $43.6 million to acquire the shares of special purpose companies with shipbuilding contracts in connection with the Vessel Acquisitions. In addition, in the first quarter of 2021, the Company paid a 10% deposit of $63.8 million for 15 vessels acquired as part of the Vessel Acquisitions. Other investing cash outflows of approximately $1.5 million mainly related to payments for the installation of ballast water treatment systems.

Net cash provided by financing activities was $246.3 million in the first quarter of 2021. This included net proceeds from the Private Placement of $335.3 million and proceeds from exercised share options of $0.6 million, which was partially offset by the repayment of the revolving credit facility under $304 million facility in the total amount of $50 million, repayment of debt in ordinary installments of $32 million (including repayment of Golden Saguenay debt and Golden Shea debt) and repayment of finance leases of $7.6 million.

Balance Sheet as of March 31, 2021

As of March 31, 2021, the Company had cash and cash equivalents of $328.5 million, including restricted cash balances of $19.4 million.

In the first quarter of 2021, the Company classified $8.1 million under vessels held for sale in connection with the agreement to sell the Golden Saguenay.

As of March 31, 2021, the book value of long-term debt was $964.0 million, including the current portion of long-term debt of $85.4 million.

As of March 31, 2021, the 10% deposit, equal to $63.8 million, for the 15 vessels acquired as part of the Vessel Acquisitions was accounted for as other long-term assets. Additionally, the $43.6 million payment for shares of the special purpose companies acquired as part of the Vessel Acquisitions was reflected as newbuildings. A bank deposit of $18.8 million for Golden Fast, which is conditional upon delivery of vessel from yard, has been accounted for as other current assets.

The Dry Bulk Market
Freight rates in the first quarter of 2021 defied seasonal trends to produce the strongest first quarter net profit in the Company's history. In addition to the ongoing recovery in global trade, which has gradually tightened the market balance since the re-opening of the Chinese economy, rate strength was supported by several factors, including the lack of disruptions to Brazilian iron ore exports, an unusually cold winter and China's ban on various commodity imports from Australia.

In the first quarter of 2021, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was 88.3%, an increase from 85.7% in the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,164 mt in the first quarter of 2021, representing a slight decrease compared to 1,179 mt in the fourth quarter of 2020 and a large increase from 1,117 mt in the first quarter of 2020 when trade was impacted by the COVID-19 pandemic.

The global economic recovery, which was led by China through much of 2020, has expanded across the globe. Notably, ex-China global steel production has increased in four consecutive quarters and grew by 2.6% in the first quarter of 2021 compared to the first quarter of 2020. Chinese steel production remained at high levels in the first quarter of 2021, although China has already begun to scale back stimulus for the construction sector. Inventories at steel mills remain low globally, which is reflected in steel prices and market sentiment.

Chinese iron imports increased by 8.0% compared to the same period in the prior year. Notably, iron ore export volumes from Brazil to China remained robust in the first quarter of 2021, representing 24.9% of total imports. This was despite the impact of weather on major ports in the north of the country. Increased Brazilian export volumes are a strong contributor to tonne-mile demand, particularly for Capesize vessels. Brazilian producer Vale has forecasted that production will increase significantly in 2021 and 2022, which will continue to benefit tonne-mile growth in future years as most of the incremental production will be exported to Asia. At the same time, Australia is constrained in its ability to produce incremental iron ore, and iron ore produced in India is being consumed domestically.

Seaborne transportation of coal increased by 1.8% in the first quarter of 2021 compared to the prior quarter, despite the partial replacement by China of Australian coking coal with non-seaborne volumes. Thermal coal imports to China also declined slightly, although the ban on Australian imports to China resulted in substantially longer average sailing distances as greater volumes were sourced from Indonesia on Panamax vessels. This drove a sharp increase in Panamax rates in December 2020 that continued throughout the first quarter of 2021 as Chinese coal imports reached record high levels in January 2021 during an unusually cold winter. This followed the largest year-over-year increase in coal imports by China in December 2020. Despite China's ambition to reduce emissions from coal, China has stated that peak coal consumption will not occur until 2026, and greater than 70% of total Chinese electricity output is derived from coal.

Transportation of essential agribulks represented 12.1% of total seaborne volumes in the first quarter of 2021, increased by 5.5% in the first quarter of 2021 compared to the first quarter of 2020. This is despite delays in the Brazilian soybean harvest and lack of U.S. exports. Other minor bulks grew by 3.6% compared to the first quarter of 2020.

The global fleet of dry bulk vessels amounted to 912.1 million dwt at the end of the first quarter of 2021 after deliveries of 10.4 million dwt in the quarter, compared to deliveries of 13.4 million dwt in the first quarter of 2020. After taking into account vessels retired from the global fleet, net fleet growth totaled 7.0 million dwt in the first quarter of 2021.

Strategy and Outlook
Although global trade has continued to recover faster than expected, and freight has further strengthened thus far in 2021, challenges remain as various countries suffer through incremental waves of COVID-19 cases. This is most noteworthy in India and Brazil, where healthcare systems have been exhausted. There will likely be volatility in near term freight markets due to changes in short-term sentiment and inefficiencies in vessel operations caused by the pandemic.

The COVID-19 pandemic led to a forecasted 3.3% decline in the global gross domestic product ("GDP") in 2020, according to the International Monetary Fund ("IMF"), an improvement from the IMF's previous forecast of a 3.5% decline. The IMF expects global GDP to recover by 6.0% in 2021, an increase from their prior growth forecast of 5.5%. Importantly, GDP growth from emerging and developing Asian economies, which drive demand for dry bulk commodities and iron ore and coal, in particular, is projected to increase by 8.6% in 2021 and 6.0% in 2022.However, the IMF's forecasts are subject to change, and certain emerging economies, particularly India, are still in a state of crisis.

After growing by 4.0% in 2020 and 6.7% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 3.8% in 2021, 2.8% in 2022 and 1.0% in 2023.  The orderbook as a percentage of the operating fleet is currently at a 30-year low. In 2021, gross fleet growth for Capesize and Panamax vessels is expected to be 4.4% and 2.6%, respectively. In 2022, gross fleet growth in each segment is expected to decline significantly to 2.9% and 2.8%, respectively. This assumes all vessels are delivered on schedule, no additional orders are placed and no vessels are demolished. Despite a steadily improving dry bulk freight market, 11 Capesize vessels and six Panamax vessels, all 20 years of age or greater have been scrapped thus far in 2021.  Also, newbuilding orders remain low, and slowing fleet supply growth has the potential to lead to a sustained period of market strength not seen in over a decade.

Since the start of 2020, only 11.0 million dwt of new Capesize and Panamax vessels, or approximately 1.8% of the current global fleet, have been ordered. Several factors have kept newbuilding orders at low levels, including a sharp rise in newbuilding prices on the back of surging steel prices, scarcity of competitive financing, and, importantly, increased ordering of highly complex next-generation vessels in other shipping segments that have placed capacity limits on shipyards globally. Rather than ordering new vessels, owners have been very active in the secondhand market, and 256 vessels changed owners in the first quarter of 2021.  Asset values have increased significantly along with the rise in rates and steel prices, reaching or exceeding pre-pandemic levels across all dry bulk vessel segments.

Based on the Company's market outlook, it maintains significant spot market exposure and operating leverage in an environment characterized by increasing demand for dry bulk commodities by emerging economies. The Company's recent acquisition of 15 modern secondhand vessels and three newbuilding vessels further increases its exposure to this market dynamic, while also reducing cash breakeven levels across the Company's fleet. With a best-in-class fleet focused exclusively on large vessel classes and no unfinanced capital expenditure requirements, Golden Ocean is very well-positioned to generate significant cash flow and create value for our shareholders. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company’s results, investment opportunities and the prevailing market conditions, it is the Company’s intent to distribute a significant portion of its earnings in line with the Company’s current strong market expectations.

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters has been of strategic importance for the Company for years. ESG is part of our core values and is embedded in our day-to-day management, in the strategy we apply to the chartering, operation and investments, and in other aspects of our business.

The Company's third annual ESG report for 2020 was published in April 2021 and can be found on the Company's website. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB") in line with previous years. The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, we incorporate the principles of the UN Global Compact into our ESG framework.

The COVID-19 pandemic has impacted the lives and wellbeing of seafarers in unprecedented ways, causing a humanitarian crisis at sea. The Company remains focused on maintaining its efficient operations and, above all, the health and safety of its seafarers and shore-based employees. Port restrictions, travel bans, and quarantines related to the COVID-19 pandemic continue to bring challenges to crew changes in particular. Together with its technical managers, the Company has implemented various measures to protect the safety and wellbeing of its seafarers and to minimize the consequences of the pandemic. In January 2021, the Company signed the Neptune Declaration on Seafarer Wellbeing and Crew Change, as part of the Company's commitment to work together with other industry participants to take firm actions to resolve the crew change crisis brought about by the COVID-19 pandemic.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 20, 2021

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels; changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential conflicts of interest involving members of the Company’s board of directors, or the Board, and senior management; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2020.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2021

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended March 31, 2020
Operating revenues
Time charter revenues	78,320	77,550	42,566
Voyage charter revenues	79,176	90,613	94,369
Other revenues	557	545	473
Total operating revenues	158,053	168,708	137,408

Other operating income (expenses)	649	(707)	3,986

Operating expenses
Voyage expenses and commissions	39,233	42,904	60,252
Ship operating expenses	48,617	47,632	55,457
Charter hire expenses	13,920	17,130	16,987
Administrative expenses	4,115	4,024	3,244
Impairment loss on right of use assets	—	—	94,233
Impairment loss on vessels	4,187	721	—
Depreciation	26,798	27,592	29,063
Total operating expenses	136,870	140,003	259,236

Net operating income (loss)	21,832	27,998	(117,842)

Other income (expenses)
Interest income	175	298	674
Interest expense	(8,889)	(9,650)	(15,099)
Gain (loss) on derivatives	9,024	2,677	(22,956)
Equity results of associated companies	667	1,187	2,657
Gain from disposal of associated companies	—	2,570	—
Other financial items	790	301	(8,214)
Net other (expenses) income	1,767	(2,617)	(42,938)
Net income (loss) before income taxes	23,599	25,381	(160,780)
Income tax expense (credit)	20	11	40
Net income (loss)	23,579	25,370	(160,820)

Per share information:
Earnings (loss) per share: basic and diluted	$0.14	$0.18	$(1.12)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	As of March 31, 2021	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	309,110	153,093
Restricted cash	19,436	22,009
Other current assets	156,415	109,427
Total current assets	484,961	284,529
Vessels and equipment, net	2,233,485	2,267,686
Vessels held for sale	8,148	9,504
Newbuildings	43,602	—
Finance leases, right of use assets, net	109,795	113,480
Operating leases, right of use assets, net	21,175	22,739
Other long term assets	88,114	23,129
Total assets	2,989,280	2,721,067

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	85,414	87,831
Current portion of finance lease obligations	23,832	23,475
Current portion of operating lease obligations	16,677	16,783
Other current liabilities	113,103	113,586
Total current liabilities	239,026	241,675
Long-term debt	878,620	957,652
Non-current portion of finance lease obligations	121,547	127,730
Non-current portion of operating lease obligations	21,684	25,254
Total liabilities	1,260,877	1,352,311
Equity	1,728,403	1,368,756
Total liabilities and equity	2,989,280	2,721,067

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended March 31, 2020
Net income (loss)	23,579	25,370	(160,820)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	26,798	27,592	29,063
Impairment loss on right of use assets	—	—	94,233
Impairment loss on vessels	4,187	721	—
Dividends from associated companies	—	—	450
Equity results from associated companies	(667)	(1,187)	(2,657)
Amortization of time charter party out contracts	1,078	1,975	3,975
Mark to market value on derivatives	(10,546)	(4,705)	25,367
Other, net	(2,533)	(4,056)	8,161
Change in operating assets and liabilities	(35,318)	25,646	(2,601)
Net cash provided by (used in) operating activities	6,578	71,356	(4,829)

Investing activities
Additions to vessels and right of use assets	(65,300)	(1,108)	(16,621)
Additions to newbuildings	(43,602)	—	—
Proceeds from sale of vessels	9,504	—	—
Proceeds from sale of associated companies	—	1,694	—
Other investing activities, net	11	10	(955)
Net cash provided by (used in) investing activities	(99,387)	596	(17,576)

Financing activities
Repayment of long-term debt	(82,041)	(321,297)	(21,947)
Proceeds from long term debt	—	304,014	18,000
Net proceeds from share distributions	574	169	—
Debt fees paid	—	(3,040)	—
Net proceeds from share issuance	335,340	—	—
Dividends paid	—	—	(7,164)
Lease incentives received	—	—	17,500
Repayment of finance leases	(7,621)	(7,522)	(18,782)
Net cash provided by (used in) financing activities	246,252	(27,676)	(12,393)
Net change	153,443	44,276	(34,798)
Cash, cash equivalents and restricted cash at start of period	175,102	130,826	163,244
Cash, cash equivalents and restricted cash at end of period	328,545	175,102	128,446
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Three months ended March 31, 2021	Three months ended March 31, 2020
Number of shares outstanding
Balance at beginning of period	143,327,697	143,277,697
Shares issued	54,207,547	—
Distribution of treasury shares	170,000	—
Balance at end of period	197,705,244	143,277,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	2,710	—
Balance at end of period	9,925	7,215

Treasury shares
Balance at beginning of period	(5,386)	(5,669)
Share distribution	964	—
Balance at end of period	(4,422)	(5,669)

Additional paid in capital
Balance at beginning of period	979	715
Shares issued	332,630	—
Stock option expense	154	—
Balance at end of period	333,763	715

Contributed capital surplus
Balance at beginning of period	1,732,670	1,739,834
Distributions to shareholders	—	(7,164)
Balance at end of period	1,732,670	1,732,670

Accumulated deficit
Balance at beginning of period	(366,722)	(228,704)
Distribution treasury shares	(390)	—
Adjustment on adoption of ASC 326 and other	—	(234)
Net income (loss)	23,579	(160,820)
Balance at end of period	(343,533)	(389,758)

Total equity	1,728,403	1,345,173

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2021 are based on the weighted average number of shares outstanding of 168,721,552. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of March 31, 2021, total outstanding share options were 1,120,000. Out of the total outstanding share options 620,000 were dilutive under the treasury stock method by 116,473 shares and 500,000 were out of the money during the first quarter of 2021.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 had a carrying value of $3.0 million as of March 31, 2021. Operating revenues and net income in the three months ended March 31, 2021, have been reduced by $1.1 million, as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net and vessels held for sale

In February 2021, the Company entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million (the "Vessel Acquisitions") from affiliates of Hemen Holding Ltd., the Company’s largest shareholder ("Hemen"). The Vessel Acquisitions has been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets.

As part of the Vessel Acquisitions, in March 2021 the Company entered into memorandums of agreements ("MOAs") for the 15 vessels to be acquired. Pursuant to the MOAs, a deposit for 10% of purchase price is provided prior to delivery of vessels. In March 2021 the Company transferred the required deposit for 15 vessels, none of which were delivered as of March 31, 2021.

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. As of March 31, 2021, the vessel was classified as held for sale. The vessel was delivered to her new owners in April 2021. In the three months ended March 31, 2021, the Company recorded an impairment loss of $4.2 million related to the sale.

In March 2021 Golden Shea, a Panamax vessel, was delivered to her new owner, and as such the vessel is no longer classified as held for sale as of March 31, 2021.

For the three months ended March 31, 2021, the Company capitalized $1.0 million in total in relation to the installation of ballast water treatment systems on its owned vessels.

6. Newbuildings

As part of Vessel Acquisition the Company acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts. Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments. As of March 31, 2021, $43.6 million of consideration transferred was accounted for as ‘Newbuildings’ and $0.6 million as ‘Other current assets’.

On March 30, 2021 the Company made a conditional bank deposit of USD 18.8 million for the remaining shipyard installment in connection with the delivery of Golden Fast.  With reference to Note 14 ''Subsequent events'', Golden Fast was delivered to the Company in April, 2021, and the bank deposit was released to the shipyard.

As of March 31, 2021, the deposit has been accounted for as 'Other current assets'.

7. Leases

As of March 31, 2021, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) ("SFL"), a related party, were classified as finance leases. For the period ended March 31, 2021, the Company made a total repayment of $8.6 million for SFL leases.

8. Equity securities

The Company has an investment in Eneti Inc., a dry bulk shipping company listed on the New York Stock Exchange (NYSE: Eneti) ("Neti"). Eneti Inc was, until February 2021, named Scorpio Bulkers Inc., and was engaged in dry bulk shipping. In the first quarter of 2021, the Company recognized a gain of $0.9 million based on the development of Eneti's share price. The mark to market gain is reported under other financial items in the Company's condensed consolidated statements of operations.

The Company has an equity investment of 17.5% of the shares in SwissMarine, a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $16.0 million as of March 31, 2021. For the three months ended March 31, 2020, the Company recorded equity in earnings of SwissMarine of $0.6 million. The Company had provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. As of March 31, 2021, the outstanding amount of the loan is $5.35 million.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd, a bunkering procurement joint venture company between Golden Ocean, Frontline and Trafigura. The Company accounts for this investment under the equity method and the book value of the investment was $0.5 million as of March 31, 2021. The Company has also provided a shareholder loan of $1.0 million to TFG Marine with a five-year term. In the third quarter of 2020, the shareholder loan provided by the Company was converted to equity of TFG Marine in the total amount of $75,000. The ownership interest in TFG Marine of 10% remained unchanged.

9. Other long-term assets

As of March 31, 2021, the Company's other long-term assets included a $63.8 million prepayment for 15 vessels acquired from affiliates of Hemen. For more details, please refer to Note 5 'Vessels and equipment, net and vessels held for sale'.

10. Long-term debt

As of March 31, 2021, the Company’s book value and outstanding principal of long-term debt was $964.0 million and $972.0 million, respectively. The current portion of long-term debt was $85.4 million.

On March 24, 2021, the Company entered into $413.6 million loan agreement with Sterna Finance Ltd. to finance the debt portion of the Vessels Acquisition. No amounts were drawn under this loan agreement as of March 31, 2021.

11. Share capital

As of March 31, 2021, the Company had 198,480,244 issued and 197,705,244 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 775,000 shares in treasury.

In February 2021, the Company completed the Private Placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the private placement after deduction of legal and other placement related costs amounted to $335.3 million.

In the first quarter of 2021, the Company issued 170,000 shares in relation to our 2016 Share Option Plan. The Company settled the options using the equal amount of treasury shares and recorded a loss of $0.4 million in equity statement.

12. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 7 (Leases), the Company leased eight vessels from SFL during the first quarter of 2021.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 5 (Vessels and equipment, net and vessels held for sale), in February 2021, the Company entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen, a related party.

With reference to Note 8 (Equity securities), the Company had provided SwissMarine with a $10.7 million subordinated shareholder loan with a five-year term and TFG Marine with a $1.0 million shareholder loan with a five-year term. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. The outstanding balance of the shareholder loan as of March 31, 2021 amounts to $5.35 million.

The Company has under the agreement with TFG Marine incurred costs of $22.8 million in relation to bunker procurement in the first quarter of 2021. As of March 31, 2021, amounts payable to TFG Marine amounted to $6.6 million.

13. Commitment and contingencies

As of March 31, 2021, the Company had capital commitments financing three newbuildings acquired as part of the Vessel Acquisitions totaling $70.9 million.

With reference to Note 8 (Equity securities), the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG Marine. As of March 31, 2021, there is no exposure under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of March 31, 2021.

14. Subsequent events

In April 2021, the Company completed the sale of the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million.

In April 2021, the Company took delivery of the Golden Fast, a Panamax newbuilding acquired from Hemen. The Company paid $18.8 million in final installments to the yard on the date of delivery.

In April 2021, the Company took delivery of two Panamax vessels: Golden Forward and Golden Friend; and two Capesize vessels: Golden Courage and Golden Spirit.

In May 2021, the Company took delivery of two Panamax vessels (Golden Fellow and Golden Freeze) and one Capesize vessel (Golden Skies).

In the second quarter of 2021, the Company drew down on loan facility with Sterna Finance Ltd for all delivered vessels in the total amount of $166.2 million.

In May 2021, the Company completed subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million).

On May 20, 2021, the Company's Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.25 per share.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $)	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended March 31, 2020
Net income (loss)	23,579	25,370	(160,820)
Interest income	(175)	(298)	(674)
Interest expense	8,889	9,650	15,099
Income tax expense	20	11	40
Depreciation	26,798	27,592	29,063
Amortization of time charter party out contracts	1,078	1,975	3,975
Earnings before Interest Taxes Depreciation and Amortization	60,189	64,300	(113,317)
Impairment loss on right of use assets	—	—	94,233
Impairment loss on vessels	4,187	721	—
Gain from disposal of associated companies	—	(2,570)	—
(Gain) loss on derivatives	(9,024)	(2,677)	22,956
Other financial items	(762)	(446)	8,413
Adjusted Earnings before Interest Taxes Depreciation and Amortization	54,590	59,328	12,285

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended March 31, 2020
Total operating revenues	158,053	168,708	137,408
Add: Amortization of time charter party out contracts	1,078	1,975	3,975
Add: Other operating income (expenses)	649	(707)	3,986
Less: Other revenues*	557	545	473
Net time and voyage charter revenues	159,223	169,431	144,896
Less: Voyage expenses & commission	39,233	42,904	60,252
Time charter equivalent income	119,990	126,527	84,644
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended March 31, 2020
in thousands of $
TCE Income Capesize vessels	75,895	85,207	48,242
TCE Income Panamax vessels and Ultramax vessels	44,095	41,320	36,402
Total Time charter equivalent income	119,990	126,527	84,644

in days
Fleet onhire days Capesize vessels	4,569	4,678	4,134
Fleet onhire days Panamax and Ultramax vessels	2,984	3,283	3,508
Total Fleet onhire days	7,553	7,961	7,642
in $ per day
TCE per day Capesize vessels	16,611	18,214	11,670
TCE per day Panamax and Ultramax vessels	14,777	12,586	10,377
Time charter equivalent rate	15,886	15,893	11,076